SEC FILE NUMBER
000-27756
CUSIP NUMBER
015351109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION
Alexion Pharmaceuticals, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable
100 College Street
Address of Principal Executive Office (Street and Number)
New Haven, Connecticut 06510
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Audit and Finance Committee of the Board of Directors of Alexion Pharmaceuticals, Inc. (“Company”) is conducting an investigation into allegations that recently have been made by a former employee with respect to the Company’s Soliris sales practices. Specifically, the Audit and Finance Committee is investigating whether Company personnel have engaged in sales practices that were inconsistent with Company policies and procedures and the related disclosure and other considerations raised by such practices. The Audit and Finance Committee has retained outside counsel to assist it in the investigation. At this point in time, the Audit and Finance Committee’s investigation has not identified instances where Soliris orders were not placed by customers for patients or any facts that require the Company to update its previously reported historical results. The Audit and Finance Committee and its counsel are working diligently to complete the investigation, but at this time it is uncertain when this investigation will be complete and what the results of such investigation will be.

As a result of the investigation, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “10-Q”) within the prescribed time period without unreasonable effort or expense.
Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements often include words such as “anticipate,” “believe,” “expect,” “will,” or similar expressions. A number of important factors could cause actual results of the Company to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, (i) risks relating to the internal investigation being conducted by the Audit and Finance Committee; (ii) legal proceedings and government investigations relating to the subject of the Audit and Finance Committee’s investigation or related matters; (iii) the risk that these or other risk factors impact the expected timing of the filing of the 10-Q; (iv) the risk that the failure by the Company to file the 10-Q in a timely manner could lead to a default under certain of the Company’s indebtedness; and (v) the risk factors detailed in Part I, Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K and the Company’s Quarterly Reports on Form 10-Q, and other risk factors identified herein or from time to time in the Company’s periodic filings with the SEC. The Company therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vikas Sinha	(475)	230-2596
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alexion Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2016	By	/s/ Vikas Sinha
Vikas Sinha
Executive Vice President and Chief Financial Officer